EXHIBIT 99.1	Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/09/01 Amended 01/01/11

Name of entity	NOVONIX LIMITED
ABN	54 157 690 830

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	ROBERT NATTER
Date of last notice	6 July 2023

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	DIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	HSBC Custody Nominees (Australia) Limited – A/C2
Date of change	29 August 2023
No. of securities held prior to change	1,501,724 ordinary shares (Indirect) 258,018 ordinary shares (Direct) 1,500,000 options over ordinary shares (Direct) 77,258 Share rights (Direct)
Class	Ordinary shares, Options & Share rights
Number acquired	577,258 Ordinary shares (Direct)
Number disposed	77,258 Share rights (Direct) 500,000 Options over ordinary shares (Direct)

+ See chapter 19 for defined terms.

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Appendix 3Y

Change of Director’s Interest Notice

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Consideration for options - $350,000 Estimated value of performance rights - $80,735 (based on closing share price on 28 August 2023).
No. of securities held after change	1,501,724 ordinary shares (Indirect) 835,276 ordinary shares (Direct) 1,000,000 options over ordinary shares (Direct)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Vesting of Director share rights and exercise of options over ordinary shares.

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	N/A
Nature of interest
Name of registered holder (if issued securities)
Date of change
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed
Interest acquired
Interest disposed
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation
Interest after change

+ See chapter 19 for defined terms.

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EXHIBIT 99.1	Appendix 3Y

Change of Director’s Interest Notice

Part 3 – +Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No
If so, was prior written clearance provided to allow the trade to proceed during this period?
If prior written clearance was provided, on what date was this provided?

+ See chapter 19 for defined terms.

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